December 27, 2013

Via Federal Express

Jeffery P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

Re:	Targeted Medical Pharma, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed April 1, 2013

File No. 000-53071

Dear Mr. Riedler:

Targeted Medical Pharma, Inc. (the “Company”, “it”, “we”, “us” or “our”) is transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2013 regarding our annual report on Form 10-K filed on April 1, 2013 (the “10-K”). For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with our response.

Hybrid Model, page 32

1.	We note that you have an agreement with Cambridge Medical Funding Group on page 32. Please disclose any additional material termination provisions under this agreement, and the expiration date of the agreement. In addition, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We respectfully advise the Staff that we did not believe that we were required to file the form of agreement (the “Agreement”) with Cambridge Medical Funding Group (“CMFG”) under Item 601(b)(10) of Regulation S-K since the Agreement was not a material agreement. The Agreement was prepared with and for the benefit of CMFG in November 2012 and enables CMFG to purchase from our customer physicians (our “Customers”) certain receivables that are owed to them by the Federal Government. We assisted in the preparation of the Agreement, and are a party to the Agreement, because (i) we hold, in effect, a lien over the receivables that our Customers sell to CMFG and (ii) the Agreement provides that Customer make certain payments to us after such Customers’ receivables have been purchased by CMFG. The Agreement does not increase the contract receivables owed to us by our Customers, but is an additional revenue recognition business model which a Customer may elect to utilize in lieu of the other revenue recognition models described in the 10-K. The main impact of the Agreement is to provide our Customers with an expedited means of receiving cash for their receivables (although at a lower amount) and to enable the Company the ability to receive payment from Customers for products and billing fees.

Upon the execution by us, CMFG, and a Customer of the Agreement, CMFG receives a previously negotiated amount of the Customers’ receivables and the Customer receives cash. Following completion of the transaction contemplated by the Agreement, we receive a payment from the Customer offsetting certain payments owed by such Customer pursuant to our separately negotiated sales agreement. Since only a small number of Customers entered into this form Agreement with CMFG at the time that we filed the 10-K and each of these Customers were pre-existing customers of the Company, and we did not receive any additional increase in revenue as a result of the Agreement, we did not believe that the Agreement was material. Accordingly, we disclosed the Agreement in the 10-K (and in our quarterly reports on Form 10-Q that have been filed in the interim period since the filing of the 10-K) by explaining that the Agreement represented one of a number of ways in which we collected cash for contract receivables that we generated from previously consummated sales agreements. However, given the Staff’s request that this Agreement be filed with the Commission and that an increasing number of our Customers are entering into an Agreement, we respectfully advise that we will file the Agreement on a Current Report on Form 8-K concurrently with the filing of this response.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (310) 474-9809, or Sarah Williams, Esq. at (212) 370-1300.

Very truly yours,

TARGETED MEDICAL PHARMA, INC.

By:	/s/ William B. Horne
Name: William B. Horne
Title: Chief Financial Officer